VIA EDGAR AND EMAIL

April 16, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:         Vanguard Health Systems, Inc.
                Form 10-K for the Fiscal Year Ended June 30, 2011
                Filed August 25, 2011
                Form 10-Q for the Quarterly Period Ended December 31, 2011
                Filed February 3, 2012
                File No. 001-35204

Dear Mr. Rosenberg:

On behalf of Vanguard Health Systems, Inc. (the “Company”, “our”, “us” or “we”), please find below our responses to the comments you provided during a telephone conversation on April 2, 2012 regarding our response letter, dated March 13, 2012, to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated February 28, 2012, with regard to the above-referenced filings.  The Company hereby acknowledges that:

                ·  the Company is responsible for the adequacy and accuracy of the disclosures in the filings referred to above;
                ·  staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
                ·  the Company may not assert staff comments as a defense in any proceeding initiated by the
                    SEC or any person under the federal securities laws of the United States.

To assist in your review, we have set forth below in bold italics our understanding of the three comments you communicated to us during the April 2, 2012 telephone conversation with respect to our disclosures related to Medicare and Medicaid electronic health record (“EHR”) incentive payments from our Form 10-Q for the quarterly period ended December 31, 2011, followed by our response to those comments.

                (1)           The SEC staff does not view the Company’s adoption of the contingency model during the quarter ended December 31, 2011 for recognition of Medicare and Medicaid EHR incentive payments to be an accounting policy change as described in the Company’s disclosures in its
                                Form 10-Q for the quarterly period ended December 31, 2011.

We propose to replace the second paragraph of our existing disclosures regarding Medicare and Medicaid EHR incentive payments in footnote 3 to our condensed consolidated financial statements with the paragraph noted below in future SEC filings, including our Form 10-Q for the quarterly period ended March 31, 2012, to eliminate references to accounting policy changes or similar concepts. Please note that the second paragraph of the proposed disclosure below was included as proposed disclosure in our response letter, dated March 13, 2012.

                During the quarter ended December 31, 2011, the Company reclassified $7.2 million of revenues recognized during the quarter ended September 30, 2011 from revenues to other income, as separately stated in the costs and expenses section of the Company’s statement of operations. Additionally, the Company recorded $15.4 million of other income related to EHR incentive payments during the quarter ended December 31, 2011, $13.3 million of which related to Medicaid and $2.1 million of which related to Medicare. During the quarter ended December 31, 2011, the Company began utilizing the contingency accounting model for recognition of Medicare and Medicaid EHR incentive payments. Under the contingency model, EHR incentive payments are recognized when all contingencies relating to the incentive payment have been satisfied. For Medicaid EHR incentive payments, recognition occurs at the time meaningful use criteria are met and formally documented since Medicaid payments for the states in which the Company operates are based upon historical cost reports with no subsequent payment adjustment. For Medicare EHR incentive payments, recognition will be deferred until both the Medicare federal fiscal year during which EHR meaningful use was demonstrated ends and the cost report information utilized to determine the final amount of reimbursement is known. Had the Company utilized the contingency model from the time that EHR incentive payments commenced, net income attributable to the Company’s stockholders would have been reduced by $1.1 million, reduced by $2.5 million and increased by $3.6 million for the year ended June 30, 2011, the quarter ended September 30, 2011 and the quarter ended December 31, 2011, respectively, which the Company deems not material.

                The Company incurs both capital expenditures and operating expenses in connection with the implementation of its various EHR initiatives.  The amount and timing of these expenditures do not directly correlate with the timing of the Company’s cash receipts or recognition of the EHR incentive payments as other income.  As of March 31, 2012, the Company had $X.X million of deferred EHR incentive income, included in other accrued expenses and current liabilities on its condensed consolidated balance sheet, which represents EHR incentive payments received that will be recognized in the Company’s statement of operations in future periods when all contingencies relating to the EHR incentive payments have been recognized.

                (2)           The SEC staff requests further information to understand the Company’s assessment and conclusion that the impact to prior periods of not retrospectively applying the contingency model for Medicare and Medicaid EHR incentive payments did not produce a significant financial impact during those periods.

If we retrospectively applied the contingency model for Medicare and Medicaid EHR incentive payments, net income attributable to the Company’s stockholders would have decreased by $1.1 million, decreased by $2.5 million and increased by $3.6 million for the year ended June 30, 2011, the three months ended September 30, 2011 and the three months ended December 31, 2011, respectively. Additionally, if we retrospectively applied the contingency model for Medicare and Medicaid EHR incentive payments, net income attributable to the Company’s stockholders would have increased by $1.1 million for the six months ended December 31, 2011, and there would be no further financial impact during the remainder of our fiscal year ended June 30, 2012.

In assessing the financial impact of not retrospectively applying the contingency model for Medicare and Medicaid EHR incentive payments, we utilized the guidance regarding assessing materiality contained in Staff Accounting Bulletin 99 (“SAB 99”) and Staff Accounting Bulletin 108. As a part of this assessment of materiality, we considered a number of quantitative and qualitative factors, as discussed below, in reaching our conclusion that the lack of retrospectively applying the contingency model did not produce a significant financial impact during the year ended June 30, 2011, the three months ended September 30, 2011, the three months ended December 31, 2011, or the six months ended December 31, 2011.

We believe that the Company’s investors, analysts and other users of the Company’s financial statements consider its total revenues, Adjusted EBITDA and cash flows from operations as the primary financial measures by which to assess the Company’s financial results and earnings and liquidity trends. The impact of the retrospective application of the contingency model as a percentage of total revenues would be less than one-half of one percent for each respective reporting period, and the impact as a percentage of Adjusted EBITDA would be within a range of approximately one percent for the year ended June 30, 2011 to four percent for the quarter ended December 31, 2011. The retrospective application of the contingency model would not have impacted cash flows from operations for any of the respective reporting periods.

Additionally, we assessed the impact the retrospective application of the contingency model would have had on the Company’s reported net income. The Company has a significant amount of debt, operates in an industry that requires significant investment in real and personal property and has been active in acquiring new facilities, many of which require a significant amount of time and effort to improve operating results. In addition, during certain prior periods, the Company incurred a significant amount of unusual charges, such as debt extinguishment costs, acquisition related expenses and monitoring fees and expenses, that negatively impacted its reported net income during those periods. We believe that the Company’s investors and analysts generally exclude such unusual charges in assessing the Company’s financial performance and earnings trends.  As a result of the factors discussed above, the Company has historically produced a small amount of net income (loss) attributable to the Company’s stockholders relative to its size as measured by its total revenues and Adjusted EBITDA. This was the case for the year ended June 30, 2011 and the six months ended December 31, 2011. Loss attributable to the Company’s stockholders in both periods was less than 0.3% of total revenues. When operating at or near breakeven level, quantitatively small adjustments are a large percentage of net income; therefore, we do not believe that the impact as a percentage of net income is a meaningful materiality assessment. For these reasons, we believe that the Company’s investors, analysts and other users of its financial statements place greater emphasis on total revenues, Adjusted EBITDA and cash flows from operations as performance measures than net income (loss) attributable to the Company’s stockholders, consistent with information provided for and questions arising during investor presentations.

When evaluating the impact to the interim periods during fiscal year 2012 for each of the quantitative factors noted above, we also applied the guidance in ASC 270-10-45-16. This guidance requires registrants to make materiality assessments based upon the impact to estimated income for the full fiscal year and with respect to earnings trends. Accordingly, when assessing the materiality of the impact of the retrospective application of the contingency model to the quarters ended September 30, 2011 and December 31, 2011, we concluded that these impacts were not material to the Company’s estimated income for the year ended June 30, 2012 and did not impact the Company’s earnings trends.

SAB 99 also requires registrants to consider qualitative materiality factors in addition to quantitative factors. We have documented below multiple qualitative factors we considered and our assessment for each factor (in italics) to determine whether the impact of retrospective application of the contingency model was material to each respective period:

                —              whether the impact results from an item capable of precise measurement or from an estimate and, if so, the degree of imprecision in the estimate – the impact of the retrospective application of the contingency model can be determined with precision;
                —              whether the impact masks a change in earnings or other trends – no;
                —              whether the impact hides a failure to meet analysts’ consensus expectations for the enterprise – no;
                —              whether the impact changes a loss into income or vice versa - no;
                —              whether the impact concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – the impact relates to the Company’s acute care services operating segment and does not mask a change in earnings or other trends relative to this segment;
                —              whether the impact affects the registrant’s compliance with regulatory requirements – no;
                —              whether the impact affects the registrant’s compliance with loan covenants or other contractual requirements – no;
                —              whether the impact has the effect of increasing management’s compensation such as by satisfying requirements for the award of bonuses or other forms of incentive compensation – no; and
                —              whether the impact concealed an unlawful act - no.

SAB 99 notes that a matter is material if there is a substantial likelihood that a reasonable person would consider it important. SAB 99 also refers to Statement of Financial Accounting Concepts No. 2, which describes the concept of materiality in terms of whether the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would be changed or influenced by it. Based upon the above analysis, we believe that retrospective application of the contingency model is not material since a reasonable person would not consider it important for the reasons outlined above. Consequently, we determined that the impact of not retrospectively applying the contingency model for each of the respective periods does not have a material impact on the Company’s consolidated financial statements.

                (3)           The SEC staff requests further information regarding the Company’s reclassification of
                                Medicare and Medicaid EHR incentive payments recognized in the quarter ended September
                                30, 2011 from revenues to other income on the statement of operations during the quarter ended December 31, 2011 as compared to retrospectively adjusting the statement of operations during the quarter ended September 30, 2011.

We acknowledge that if the contingency model was retrospectively applied to the beginning of the Company’s fiscal year, the $7.2 million reclassification impact related to the quarter ended September 30, 2011 would be excluded from the statement of operations for the quarter ended December 31, 2011. However, we chose to reflect the year to date reclassification impact for the six months ended December 31, 2011 in the statement of operations for the December quarter in order to avoid confusion by investors, analysts and other financial statement users who would expect the sum of total revenues from the previously reported three months ended September 30, 2011 and reported total revenues for the three months ended December 31, 2011 to equal reported total revenues for the six months ended December 31, 2011. We believed that this approach minimized the risk of financial statement users potentially confusing this reclassification with the separate reclassification of the provision for doubtful accounts from an operating expense item to a reduction of net patient revenues that resulted from our early adoption of Accounting Standards Update No. 2011-07 effective July 1, 2011, as separately described in Note 2 to the Company’s condensed consolidated financial statements included in its Form 10-Q for the quarterly period ended December 31, 2011.

The $7.2 million reclassification impact related to the three months ended September 30, 2011, which is included in the statement of operations for the three months ended December 31, 2011, represents less than one-half of one percent of total revenues and total costs and expenses for the three months ended September 30, 2011 and had no impact on Adjusted EBITDA or cash flows from operations for the three months ended September 30, 2011, the three months ended December 31, 2011 or the six months ended December 31, 2011. Additionally, we disclosed the impact of this reclassification in Note 3 to the Company’s condensed consolidated financial statements included in its Form 10-Q for the quarterly period ended December 31, 2011 to enable financial statement users to understand the changes to the statement of operations for the three months ended September 30, 2011 had this reclassification been retrospectively applied to that period in an attempt to offer a high degree of transparency related to this reclassification.

When assessing the materiality of the impact of this reclassification to the quarters ended September 30, 2011 and December 31, 2011 under the guidance set forth in ASC 270-10-45-16, we concluded that these reclassifications had no impact on the Company’s estimated income for the year ended June 30, 2012 and did not impact the Company’s earnings trends.

If you or the staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 665-6098.

Sincerely,

/s/ Gary D. Willis
        Gary D. Willis
        Senior Vice President, Controller and
        Chief Accounting Officer

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